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                                                                  EXHIBIT 99.2

                           BAYOU STEEL CORPORATION
                    STAKEHOLDER INVESTMENT CONSIDERATIONS

     As you may be aware, the United Steelworkers of America ("Steelworkers) is engaged in a lawful strike against the Bayou Steel Corporation ("the Company" or "Bayou") at its LaPlace, Louisiana minimill. In connection with that labor dispute, the Steelworkers became aware that the Company intended to present a public offering of First Mortgage Notes, and the Steelworkers decided to conduct an investigation with respect to that public offering.

     Based upon this ongoing investigation, the Steelworkers believes that there are four major areas of concern for potential investors. They are: (1) Bayou's problems under federal labor law; (2) Bayou's environmental problems;
(3) Bayou's relationship with RSR; and (4) Bayou's tax abatement problems.


                 I. BAYOU'S PROBLEMS UNDER FEDERAL LABOR LAW
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     The New Orleans Regional Director of the National Labor Relations Board
("NLRB") recently upheld unfair labor practice charges filed by the Steelworkers against the Company. The NLRB Regional Director has informed both parties that unless there is a settlement of the union's charges, the Board will issue a complaint against Bayou Steel charging the Company with committing eight violations of the duty to bargain in good faith and of causing an unfair labor practice strike.
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     Under the terms of the proposed settlement, the Company must offer jobs to eligible members of USWA Local 9121 whose positions are now being filled by striker replacements. In that case, the Company will also be required to apply to the returning strikers the terms and conditions of employment set forth in the expired contract, not any other terms. In addition, the Company would be required to bargain in good faith with the Steelworkers on request.

     As the Company admits in its S-1, as amended 1/31/94 (p. 12), a "settlement agreement ... could impair the company's labor initiatives because the Company would be unable to implement all or part of its last proposed
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labor agreement until it returned to the bargaining process and remedied the
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unfair labor practices, and until such time as either an agreement with the
Union was ratified or impasse in the bargaining process was reached." (emphasis added).

     Any attempt by the Company to implement its last proposal depends upon a NLRB determination that there has been an impasse in bargaining. Although the determination of whether an impasse exists is, as the Company notes in its second amended Registration Statement, "strictly dependent on the facts of each individual case," the Steelworkers believes that the recent NLRB action will have an overall negative impact on the Company's ability to declare an impasse and impose its last proposed agreement.

     The Steelworkers believes that it is unlikely that the Company will be able in the near term to implement its last proposals to the Steelworkers. Similarly, it is doubtful that the
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Company will be able to "realize an additional savings in average labor costs of approximately $2 per ton" or that aggregate annual operating cost savings resulting from its labor initiatives (or any other savings derived from the Company's regressive contract proposals) will occur in the near term. Indeed, the Steelworkers agrees that a settlement agreement may, to quote the Company, "result in the strengthening of the strikers' commitment to their negotiating position, the work stoppage, and the corporate campaign." (p. 12).


                     II. BAYOU'S ENVIRONMENTAL PROBLEMS
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     Of particular concern to investors should be the Company's representation in its offering that "the Company is in compliance in all material respects with applicable environmental requirements. . . . The Company does not anticipate any substantial increase in its costs for environmental remediation or that such costs will have a material adverse effect on the Company's competitive position, operations or financial condition." Form S-1, as amended 1/31/94, p. 37.

     On the basis of our investigation, we seriously question the accuracy of that conclusory representation. We have concluded, instead, that at the LaPlace minimill, the Company has failed to comply with a number of important obligations under the applicable federal and state environmental laws, and those potential violations could, in our judgment, impose major costs upon Bayou that should be taken into account before you determine

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whether to recommend that potential investors should purchase the Company's
First Mortgage Notes.

     This part of the letter summarizes the results of a preliminary investigation of the Company's environmental problems. This information was obtained primarily from the environmental audit of Bayou conducted at the Steelworkers' request by Disposal Safety, Inc., an experienced environmental consulting firm based in Washington, D.C., and was supplemented by government records, business databases, court cases, interviews, press reports and independent research on our part. To the best of our knowledge, this
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information is not contained in the Form S-1 Registration Statement, as
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amended, filed by Bayou with the Securities and Exchange Commission.  That is
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an important point because the omitted information, we believe, would be relevant to potential investors. After reviewing the substance of this letter, we recommend that you undertake an independent check to satisfy yourself of its accuracy.

     On December 10, 1993, Disposal Safety, Inc. issued its Environmental Audit of Bayou Steel Corporation, which focused on hazardous waste management, air emissions, surface-water discharges, and reporting of toxic emissions. Although the Company did not provide Disposal Safety access to the Company's facilities and/or files, the audit nevertheless found, based on information supplied from other sources, that the Company had violated five major environmental laws, including the Resource Conservation and Recovery Act ("RCRA"), the
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Clean Water Act, and the Clean Air Act. We summarize below Bayou's environmental record as found by the Audit.

     (1) Air Pollution: At LaPlace, Bayou Steel has emitted into the
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atmosphere large amounts of flue dust which contain extremely high concentrations of lead. According to reports submitted by the company to the U.S. Environmental Protection Agency ("EPA") under the Toxic Release Inventory
(TRI) program, the Company is responsible for more fugitive emissions of lead
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than any other industrial plant in Louisiana. Between 1987 and 1991, nearly
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18,000 pounds of lead left the Company's LaPlace minimill and entered the atmosphere. Eighty-four percent (84%) of these emissions were "fugitive" (i.e., did not enter the Company's permitted emissions control system). Based on firsthand observations, Steelworkers members employed at the minimill report that the Company routinely bypasses its emission control system and vents flue dust directly into the atmosphere. This has been documented on videotape. Untreated fugitive emissions can pose serious health risks for people living adjacent to the smelter and in the surrounding community.

     These emissions likely violate Louisiana regulations which require that all reasonable precautions be taken to prevent particulate matter, especially that containing lead, from becoming airborne and regulations which appear to prohibit Bayou from making more than de minimis discharges of particulate
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matter. Bayou's emissions may also violate its federal air pollution permit.

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     If violations of applicable state or federal clean air laws are established, Bayou could be subject to fines of as much as $25,000 per day per violation (with exact amounts established by the court considering the case) and potentially costly compliance orders.

     (2) Hazardous Waste: Bayou's own documents reveal that it systematically
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manages hazardous waste in treatment and disposal units without the required permits. For example, although Bayou routinely thermally treats hazardous waste (K061) in its electric arc furnaces, the Company does not possess a permit or the authority to operate under interim status for the thermal treatment or disposal of hazardous waste.

     Additionally, in March 1990, the Louisiana Department of Environmental Quality cited Bayou for operating a waste pile without the required permit. Although the waste pile is no longer in operation according to the DEQ, Steelworkers members report that the waste pile continues to exist. In any event, Bayou is obligated either to remove all hazardous waste and constituents ("clean closure") in accordance with an approved plan or to apply for a post-closure permit as a landfill. Because Bayou has done neither, we believe it remains in violation of the DEQ's compliance order and applicable hazardous waste regulations.

     Third, Bayou currently stores K061 flue dust contaminated with radioactive material in four railroad cars at the LaPlace facility without the required permit. Although it has obtained temporary extensions for emergency storage, it must obtain a storage permit. In order to obtain that permit, Bayou will likely be required to put in place costly containment measures.

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     Fourth, the Company has two storm water retention ponds at LaPlace which receive runoff from areas where K061 hazardous waste was stored on the surface and spilled on the ground. If runoff containing such waste contaminated the ponds with detectable levels of K061 constituents, Bayou would be required to close the ponds as hazardous waste surface impoundments. Such closure involves either excavating all contaminated material and disposing of it in a hazardous waste landfill or covering it with a cap and monitoring it for thirty years. In either event, it is the Steelworkers' understanding that the expense would likely run into the millions. In marked contrast, the Company, states that it "does not anticipate that such expenditures, if needed, would be material." Form S-1, as amended, dated 1/31/94, p.37.

     Each violation of the state and federal hazardous waste regulations described above can be enforced by the government or individuals under the RCRA. If a court finds that the violations have taken place (and continue to take place), it can assess civil penalties of up to $25,000 per day per violation. Exact penalties are determined by the court on the basis of relevant factors, including the environmental significance of the violations, the violator's recalcitrance and the violator's avoided cost. In certain circumstances, such as those in which intentional violations of RCRA occur, large criminal fines are also applicable. The governing laws may also result in the Company being directed to take certain specified corrective actions that entail significant compliance costs.
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(3) Wastewater Discharges: According to its own discharge monitoring
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reports, Bayou has violated its wastewater discharge permit at least ten times between January 1992 and August 1993. If proven, these violations could also lead to fines of up to $25,000 per violation (actual fines to be determined by a court). The Company's conduct already has triggered an investigation by state authorities. As a result of findings outlined in the preliminary report by Disposal Safety, Inc., the Board of Commerce and Industry of the State of Louisiana ("the Board") asked the Louisiana DEQ to determine if the Company is in compliance with Louisiana environmental regulations. The decision to ask for a DEQ investigation was made at a December 1, 1993 meeting of the Screening Committee of the Board, at the suggestion of the Lieutenant Governor of Louisiana. The Steelworkers believes that the Company will be found to be in non-compliance in many respects. Such non-compliance could lead to enforcement actions by the state agency and lawsuits by citizen plaintiffs.

     In sum, the Steelworkers submit that in order for any prospective investor to assess the Company's financial condition, he/she should recognize that Bayou may well face large costs resulting from substantial civil penalties and required abatement actions, as well as litigation expenses of defending any private suits or governmental enforcement actions brought against it. We believe it is imperative that you make your own assessment of these potential cost implications before you decide whether to advise the purchase of Bayou's bonds.

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                     III. BAYOU'S RELATIONSHIP WITH RSR
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     We also note that Bayou is controlled by Howard Meyers, through his ownership of Bayou Steel Properties Limited. Form S-1 as amended 1/31/94, p.
16. Mr. Meyers also controls RSR Corporation which, in turn, has assumed the primary responsibility for providing Bayou, pursuant to a service contract dated September 5, 1986, a variety of environmental services, including "product review, quality control, emission and effluent monitoring and maintenance and permit coordination." (See Exh. #10.4 to Form S-1). Therefore, Bayou has placed heavy reliance on RSR's expertise to advise Bayou how to achieve compliance with the applicable environmental laws. That decision is especially troubling given that, under Mr. Meyers' stewardship, RSR has compiled an abysmal track record which bespeaks a history of gross non-compliance with numerous environmental laws at RSR's facilities in West Dallas, Texas; Harbor Island, Washington; Indianapolis, Indiana; Walkill, New York; and City of Industry, California. We urge you to familiarize yourselves with the relevant facts with respect to each of those situations.


                     IV. BAYOU'S TAX ABATEMENT PROBLEMS
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     The Company's disdain for the environmental laws and its illegal actions under the federal labor laws should not be considered in a vacuum. Indeed, it bears emphasizing that in response to that conduct the local community has launched a campaign against the Company. The Louisiana Coalition for Tax Justice ("LCTJ") and the St. John's Environmental

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Group, in conjunction with the Steelworkers, have challenged the Company's application for a renewal of its property tax exemption. A successful challenge to the renewal of its property tax exemption could adversely affect the Company's financial condition in a manner separate and distinct from the effect that its environmental problems may well have.

     As disclosed in its Registration Statement, Bayou has a property tax abatement agreement with the State of Louisiana, known as the Industrial Ad Valorem Tax Exemption Program. Independent research conducted by the LCTJ from the files of the Louisiana Department of Economic Development has identified 11 separate property tax exemption contracts between Bayou and the State of Louisiana which would save the Company approximately $47.6 million dollars under the state's 10-year industrial property tax exemption program.

     Over the course of the next two years (1994-1996), the Louisiana Board of Commerce and Industry ("Board") shall consider whether to renew a series of six of Bayou's current industrial property tax exemptions which, if renewed, would save the Company approximately $2 million over the term of these exemptions. As noted, the Steelworkers, LCTJ and the St. John's Environmental Group have joined forces in opposition to Bayou's request. With respect to the first such exemption, the Company's request for renewal was deferred by the Board's screening committee on December 1, 1993; the Board is scheduled to issue its ruling later this month. Louisiana's ten-year Industrial Tax Exemption exempts corporations from paying local property taxes on new investments such as capital
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expenditures. Based on past practice, the Company is expected to seek a ten-year tax exemption for the principal portion of its $8.6 million capital expenditure program (Form S-1, as amended 1/31/94, at p. 33). Continued opposition to Bayou's request for tax exemptions may affect its ability to realize future exemptions. Indeed, the Steelworkers believes that, after the Board reviews the Company's environmental compliance record, there is a substantial question whether Bayou will prevail on its renewal request and, more important for investors, if its first request is denied, the Company might be met with continued denials of its remaining requests to be considered over the next two years.

     Again, this information merits your prompt examination and assessment before you determine whether to solicit potential investors to buy the Company's bonds. If, after reviewing this letter, you have any further questions, please call the United Steelworkers of America at 412-562-2442.